UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 09, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance and Strategy

1Q12

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET
INCOME OF COP 446 BILLION FOR THE FIRST QUARTER OF 2012 (COP 523 PER SHARE - USD 1.17 PER
ADR), WHICH REPRESENTS AN INCREASE OF 27% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net interest income increased 27% compared to 1Q11 and 11% compared to 4Q11. These increases are the result of loan growth coupled with a mild recovery of the net interest margin, which ended the period at 6.2%.
•	Net loans increased 20% compared to 1Q11. This variation is in line with the current loan demand in Colombia, although it gets affected by the COP appreciation versus USD during the last 12 months.
•	Profitability. The annualized return on equity (“ROE”) for 1Q12 was 18.1%, which represents an increase from the 17.6% reported in 1Q11. This ROE was generated over a higher equity, result of the COP 1,680 billion of primary capital issued by the bank in February 2012.
•	Past due loans as a percentage of total loans continues being low. Past due loans as a percentage of total loans were 2.7%. Loan deterioration during 1Q12 was COP 407 billion, and net provision charges for past due loans and foreclosed assets totaled COP 198 billion, which represents 1.3% of gross loans when annualized.
•	The balance sheet remains strong. Loan loss reserves represented 4.7% of total loans and 175% of past due loans at the end of 1Q12. The capital adequacy ratio ended the quarter at 15.5% (Tier 1 of 12%).

May 9, 2012. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 2012.

For the quarter ended March 31, 2012 (“1Q12”), Bancolombia reported consolidated net income of COP 446 billion, or COP 523 per share - USD 1.17 per ADR, which represents a decrease of 12% as compared to the results for the quarter ended December 31, 2011 (“4Q11”) and an increase of 27% as compared to the results for the quarter ended on March 31, 2011 (“1Q11”).

Bancolombia ended 1Q12 with COP 84,237 billion in assets, 1% lower than those at the end of 4Q11 and 18% greater than at the end of 1Q11. At the same time, liabilities totaled COP 73,805 billion, decreasing 3% as compared to the figure presented in 4Q11 and increased 16% as compared to 1Q111.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended March 31, 2012. The statements of income for the quarter ended March 31, 2012 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate April 1, 2012 $1792.07 = US$ 1

1

1Q12

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	1Q11	4Q11	1Q12	1Q12/4Q11	1Q12/1Q11
ASSETS
Loans and financial leases, net	48,238,517	58,575,846	57,896,430	-1.16%	20.02%
Investment securities, net	10,832,235	9,958,191	8,672,604	-12.91%	-19.94%
Other assets	12,111,714	16,928,983	17,667,740	4.36%	45.87%
Total assets	71,182,466	85,463,020	84,236,774	-1.43%	18.34%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	45,533,412	52,434,492	51,967,757	-0.89%	14.13%
Non-interest bearing	7,048,610	8,814,173	7,653,768	-13.17%	8.59%
Interest bearing	38,484,802	43,620,319	44,313,989	1.59%	15.15%
Other liabilities	17,934,957	24,035,169	21,837,349	-9.14%	21.76%
Total liabilities	63,468,369	76,469,661	73,805,106	-3.48%	16.29%
Shareholders' equity	7,714,097	8,993,359	10,431,668	15.99%	35.23%
Total liabilities and shareholders' equity	71,182,466	85,463,020	84,236,774	-1.43%	18.34%

Interest income	1,301,605	1,647,149	1,785,336	8.39%	37.16%
Interest expense	407,714	626,852	653,527	4.26%	60.29%
Net interest income	893,891	1,020,297	1,131,809	10.93%	26.62%
Net provisions	(79,692)	(328,408)	(198,155)	-39.66%	148.65%
Fees and income from service, net	385,101	466,994	422,964	-9.43%	9.83%
Other operating income	111,467	341,557	198,547	-41.87%	78.12%
Total operating expense	(843,249)	(903,694)	(962,527)	6.51%	14.15%
Goodwill amortization	(12,757)	(15,026)	(11,819)	-21.34%	-7.35%
Non-operating income, net	14,451	55,476	13,393	-75.86%	-7.32%
Income tax expense	(119,129)	(133,354)	(148,642)	11.46%	24.77%
Net income	350,083	503,842	445,570	-11.57%	27.28%

PRINCIPAL RATIOS	Quarter			As of
	1Q 11	4Q 11	1Q 12	Mar-11	uMar-12
PROFITABILITY
Net interest margin (1)	5.87%	5.62%	6.16%	5.87%	6.16%
Return on average total assets (2)	2.01%	2.42%	2.12%	2.01%	2.12%
Return on average shareholders´ equity (3)	17.58%	23.11%	18.14%	17.58%	18.14%
EFFICIENCY
Operating expenses to net operating income	61.56%	50.23%	55.57%	61.56%	55.57%
Operating expenses to average total assets	4.92%	4.41%	4.64%	4.92%	4.64%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.84%	10.52%	12.38%	10.84%	12.38%
Technical capital to risk weighted assets	14.21%	12.46%	15.52%	14.21%	15.52%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.95	1.32	1.17
Net income per share $COP	444.37	639.53	523.08
P/BV ADS (4)	2.99	2.53	2.37
P/BV Local (5) (6)	2.98	2.49	2.29
P/E (7)	16.45	11.19	13.60
ADR price (8)	62.66	59.56	64.66
Common share price (8)	29,200	28,480	28,100
Shares outstanding (9)	787,827,003	787,827,003	851,827,000
USD exchange rate (quarter end)	1,870.60	1,942.70	1,792.07

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

1Q12

1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2012, Bancolombia’s assets totaled COP 84,237 billion, which represents a decrease of 1.4% compared to 4Q11 and an increase of 18.3% compared to 1Q11.

The decrease in assets presented for the quarter is mainly explained by the 1% decrease in net loans, which represented 69% of total assets at the end of 1Q12. Similarly, investments decreased 13% during the quarter due to the reduction of the trading securities portfolio, from which profits were taken.

The appreciation of the peso versus the dollar (7.8% for the quarter and 4.2% in the last 12 months) caused that the USD denominated assets represented less Colombian pesos at the end of the quarter.

It is highlighted the growth of assets given under operating leases, which increased 12% during the quarter and 50% compared to 1Q11.

1.2.	Loan Portfolio

The following table shows the composition of Bancololombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1792.07 COP)		1Q12/4Q11	1Q12/1Q11		1Q12/4Q11	1Q12/1Q11		1Q12/4Q11	1Q12/1Q11		1Q12/4Q11	1Q12/1Q11
Net investment securities	6,835,548	-14.15%	-22.76%	1,837,056	-7.98%	-7.32%	1,025,103	-0.25%	-3.26%	8,672,604	-12.91%	-19.94%
Gross Loans	46,221,671	4.07%	24.17%	14,554,938	-14.26%	7.27%	8,121,858	-7.05%	11.97%	60,776,609	-1.00%	19.65%
Commercial loans	25,668,013	3.35%	17.14%	11,193,128	-16.33%	9.17%	6,245,921	-9.30%	13.95%	36,861,141	-3.54%	14.60%
Consumer loans	9,356,280	5.95%	42.27%	1,905,272	-5.45%	-0.99%	1,063,168	2.49%	3.35%	11,261,552	3.83%	32.48%
Small business loans	282,797	2.22%	14.36%	34,688	-13.84%	296.48%	19,356	-6.60%	313.85%	317,485	0.18%	24.00%
Mortgage loans	4,214,022	4.63%	40.39%	748,676	-7.91%	-6.37%	417,772	-0.16%	-2.26%	4,962,698	2.52%	30.56%
Finance lease	6,700,559	4.01%	22.11%	673,174	-7.73%	15.53%	375,640	0.02%	20.60%	7,373,733	2.82%	21.47%
Allowance for loan losses	(2,515,589)	4.30%	14.99%	(364,590)	-9.02%	-0.72%	(203,446)	-1.37%	3.63%	(2,880,179)	2.40%	12.73%
Net total loans and fin. leases	43,706,082	4.06%	24.74%	14,190,348	-14.39%	7.49%	7,918,412	-7.19%	12.20%	57,896,430	-1.16%	20.02%
Operating leases, net	1,457,229	13.94%	51.14%	95,022	-6.03%	31.80%	53,024	1.87%	37.57%	1,552,251	12.48%	49.79%

The most relevant aspects regarding the evolution of the loan portfolio during 1Q12 were:

•       The dynamic growth of consumer loans in Colombia during 1Q12 and compared to 1Q11.

•       The demand for USD denominated loans by Colombian companies during the last 12 months. However, a slower pace is seen in the last quarter. The increase in international trade flows played an important role in the growth of this type of loans.

•       Net loans in USD correspond to loans originated in Colombia (USD 3,284 million, 41%), El Salvador (USD 2,338 million, 30%) and other countries (USD 2,297 million, 29%).

•       COP appreciated 7.8% versus USD during 1Q12 and 4.2% for the last 12 months. This had a negative impact on the conversion of USD denominated loans to COP of around COP 1,193 billion.

•       Mortgage loans denominated in COP showed a positive performance. The increased dynamism of mortgage lending in Colombia is explained by optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs, which have produced higher credit demand in this segment. On the other hand, the outstanding mortgage balances denominated in USD from our operation in El Salvador remained stable in 1Q12, and decreased 2% in the past 12 months.

3

1Q12

•       Financial leases, 91% of which are denominated in COP, increased 3% during the quarter and 21% as compared to 1Q11. Operating leases, net of depreciation, increased 12% during the quarter and 50% during the year.

When analyzing the performance of the loan portfolio according to the categories established by Bancolombia to manage its commercial strategy, it becomes clear that retail and SMEs loans were key drivers of the growth of the total loan portfolio during the quarter as they increased 4% with respect to 4Q11. This increase is explained by higher demand for working capital and financing by SMEs, personal loans and credit cards. On the other hand, corporate loans decreased 5% in the same period due to anticipated payments of working capital loans by some corporations.

Reserves for loan losses increased 2% during 1Q12 and totaled COP 2,880 billion, or 4.7% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4. “Asset Quality, Provision Charges and Balance Sheet Strength” of this report.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total	% of
(COP million)	Mar-11	Dec-11	Mar-12	1Q12/4Q11	1Q12/1Q11	loans	Category
CORPORATE
Working capital loans	22,509,901	26,236,561	25,053,335	-4.51%	11.30%	41.22%	85.70%
Funded by domestic development banks	283,477	263,995	240,287	-8.98%	-15.24%	0.40%	0.82%
Trade Financing	3,209,437	4,228,396	3,762,238	-11.02%	17.22%	6.19%	12.87%
Overdrafts	79,256	95,834	129,876	35.52%	63.87%	0.21%	0.44%
Credit Cards	46,006	47,369	48,046	1.43%	4.43%	0.08%	0.16%
TOTAL CORPORATE	26,128,077	30,872,155	29,233,782	-5.31%	11.89%	48.10%	100.00%
RETAIL AND SMEs
Working capital loans	5,089,002	6,393,396	6,870,855	7.47%	35.01%	11.31%	35.77%
Personal loans	4,575,797	5,819,639	6,123,115	5.21%	33.82%	10.07%	31.88%
Loans funded by domestic development banks	637,267	693,703	704,423	1.55%	10.54%	1.16%	3.67%
Credit Cards	2,747,490	3,329,334	3,440,670	3.34%	25.23%	5.66%	17.91%
Overdrafts	241,249	187,113	271,247	44.96%	12.43%	0.45%	1.41%
Automobile loans	1,465,988	1,993,814	1,719,882	-13.74%	17.32%	2.83%	8.95%
Trade Financing	37,129	86,795	76,204	-12.20%	105.24%	0.13%	0.40%
TOTAL RETAIL AND SMEs	14,793,922	18,503,794	19,206,396	3.80%	29.83%	31.60%	100.00%
MORTGAGE	3,801,283	4,840,668	4,962,698	2.52%	30.55%	8.17%	100.00%
FINANCIAL LEASES	6,070,189	7,171,811	7,373,733	2.82%	21.47%	12.13%	100.00%
Total loans and financial leases	50,793,471	61,388,428	60,776,609	-1.00%	19.65%	100.00%	100.00%
Allowance for loan losses	(2,554,954)	(2,812,582)	(2,880,179)	2.40%	12.73%
Total loans and financial leases, net	48,238,517	58,575,846	57,896,430	-1.16%	20.02%

1.3.	Investment Portfolio

As of March 31, 2012, Bancolombia’s net investment portfolio totaled COP 8,673 billion, decreasing 13% compared to 4Q11 and decreasing 20% compared to 1Q11. The investment portfolio is mainly composed of debt investment securities, which represented 91% of Bancolombia’s total investments and 9% of assets at the end of 1Q12. Investments denominated in USD totaled USD 1,025 million and represented 21% of the investment portfolio. Additionally, the Bank has COP 1,760 billion in mortgage backed securities, which represent 20% of the investment portfolio. The duration of the debt securities portfolio was 20.1 months with a yield to maturity of 5.13% at the end of 1Q12.

4

1Q12

1.4.	Goodwill

As of 1Q12, Bancolombia’s goodwill totaled COP 616 billion and decreased 9% compared to the amount reported in 4Q11 and decreasing 15% compared to 1Q11. This variation is explained by the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a period of 20 years) and the appreciation of the Colombian peso versus the dollar. As of March 31, 2012, Bancolombia’s goodwill included USD 337 million related mostly to the acquisition of Banagrícola in 2007.

1.5.	Funding

As of March 31, 2012, Bancolombia’s liabilities totaled COP 73.805 billion and decreased 3% compared to 4Q11 and increased 16% compared to 1Q11. The ratio of net loans to deposits (including borrowings from domestic development banks) was 105% at the end of 1Q12, remaining stable compared to the figure reported in 4Q11, and increasing compared to the figure for 1Q11 (100%).

Deposits totaled COP 51,968 billion (or 70% of liabilities) at the end of 1Q12, decreased 1% during the quarter and increased 14% over the last 12 months. CDs represented 37% of deposits in 1Q12. Bancolombia´s funding strategy has aimed to take advantage from higher liquidity and low interest rates, through increasing savings and checking accounts (which have a lower cost). The ultimate goal is to defend the net interest margin.

DEPOSIQ MIX	1Q11		4Q11		1Q12
COP Million		%		%		%
Checking accounts	9,157,424	20.11%	10,293,894	19.63%	9,293,698	17.88%
Saving accounts	19,657,523	43.17%	23,263,051	44.37%	22,538,485	43.37%
Time deposits	16,147,318	35.46%	17,973,117	34.28%	19,401,674	37.33%
Other	571,147	1.25%	904,430	1.72%	733,900	1.41%
Total deposits	45,533,412		52,434,492		51,967,757

At the end of 1Q12, Bancolombia had outstanding bonds for USD 2,540 million in international markets and COP 5,237 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q12 was COP 10,432 billion, increasing 35% or COP 2,718 billion with respect to the COP 7,714 billion reported at the end of 1Q11.

Bancolombia’s capital adequacy ratio was 15.52%, 306 basis points above the 12.46% for 4Q11 and 131 bps above the 14.21% for 1Q11. This increase in the capital adequacy ratio is explained by the COP 1,680 billion stock issuance in 1Q12.

Bancolombia’s capital adequacy ratio was 652 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1) was 12.00% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 10.89% at the end of 1Q12.

5

1Q12

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q11%		4Q11%		1Q12%
Basic capital (Tier I)	6,715,196	10.22%	6,979,026	8.99%	9,045,808	12.00%
Additional capital (Tier II)	2,623,348	3.99%	2,696,112	3.47%	2,653,063	3.52%
Technical capital (1)	9,338,544		9,675,138		11,698,871
Risk weighted assets included market risk	65,715,356		77,651,096		75,397,039
CAPITAL ADEQUACY (2)	14.21%		12.46%		15.52%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

6

1Q12

2.	INCOME STATEMENT

Net income totaled COP 446 billion in 1Q12, or COP 523 per share - USD 1.17 per ADR, which represents a decrease of 12% compared to 4Q11 and an increase of 27% compared to 1Q11. Bancolombia’s annualized ROE was 18.1% for 1Q12, lower than the annualized ROE of 23.1% for 4Q11 and higher than the 17.6% of 1Q11.

2.1.	Net Interest Income

Net interest income totaled COP 1,132 billion in 1Q12, 11% higher than that reported in 4Q11, and 27% higher than the figure for 1Q11. Interest income increased 8% during the quarter, and interest expense increased 4%. The increase of net interest income is explained by the improvement of the margin as well as the loan increases from previous quarters.

During 1Q12, income generated by the investment portfolio totaled COP 172 billion, a figure 43% higher than the COP 120 billion for 4Q11 and 30% higher than the COP 133 billion for 1Q11. The increase in income from investments during the quarter is explained by the higher value of Colombian government securities, and also by the COP 20 billion increase in the residual value of mortgage backed securities performed by Bancolombia in the past.

Net Interest Margin

Annualized net interest margin ended 1Q12 at 6.2%. Annualized net interest margin for investments was 4.3%, which recovered compared to 4Q11 due to appreciation of Colombian government securities. Annualized net interest margin for loans, financial leases and overnight funds was 6.4%. The increases in the Central Bank rate have allowed a faster pace of growth of returns for loans than funding costs.

Annualized Interest
Margin	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12
Loans´Interest margin	7.1%	6.7%	6.6%	6.4%	6.3%	6.3%	6.3%	6.4%
Debt investments´margin	3.1%	3.6%	2.3%	3.0%	5.1%	4.3%	1.4%	4.3%
Net interest margin	6.4%	6.2%	6.0%	5.9%	6.2%	6.0%	5.6%	6.2%

The funding cost increased during 1Q12 as deposits continued to reflect the increase in interest rates by the Colombian Central Bank. The annualized weighted average cost of deposits reached 3.0% in 1Q12, higher than the 2.8% for 4Q11 and the 2.2% for 1Q11.

Deposits' weighted
average cost	1Q11	4Q11	1Q12
Checking accounts	0.35%	0.42%	0.24%
Time deposits	3.73%	4.46%	4.86%
Saving accounts	1.91%	2.72%	2.85%
Total deposits	2.20%	2.84%	3.04%

2.2.	Fees and Income from Services

During 1Q12, net fees and income from services totaled COP 423 billion, decreasing 9% compared to those reported in 4Q11 and 10% higher than those reported in 1Q11.

7

1Q12

In particular, fees from credit and debit cards decreased 7% with respect to 4Q11 due to a lower transactional volume, but increased 7% with respect to 1Q11. Fees from banking services remained stable compared to 4Q11 and increased 19% with respect to 1Q11. Fees from brokerage services decreased 48% in 1Q12, which is basically explained by the fact that some revenues generated by the distribution of stock issuances occurred in Colombia in 4Q11, weren´t presented again in 1Q12, however these fees increased 62% compared to 1Q11, which is explained by higher transactional volumes.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2012
(COP millions)	Mar-11	Mar-12	Growth	Market Share
Bancolombia VISA	499,565	581,773	16.46%	7.64%
Bancolombia Mastercard	601,604	695,366	15.59%	9.13%
Bancolombia American Express	647,245	862,221	33.21%	11.32%
Total Bancolombia	1,748,414	2,139,359	22.36%	28.09%
Colombian Credit Card Market	6,260,038	7,616,252	21.66%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2012
(Outstanding credit cards)	Mar-11	Mar-12	Growth	Market Share
Bancolombia VISA	337,372	385,119	14.15%	5.86%
Bancolombia Mastercard	357,829	397,120	10.98%	6.04%
Bancolombia American Express	477,854	589,845	23.44%	8.98%
Total Bancolombia	1,173,055	1,372,084	16.97%	20.88%
Colombian Credit Card Market	5,709,694	6,570,180	15.07%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 199 billion in 1Q12, 42% lower than in 4Q11, and 78% higher than in 1Q11. Income from foreign exchange gains and derivatives denominated in foreign currencies decreased 38% in the quarter due to the appreciation of the COP versus USD.

It is highlighted the growth of dividend revenues generated from investments in non consolidated companies (COP 11 billion from Odinsa S.A., COP 8 billion from Protección S.A., COP 7 billion from Titularizadora Colombiana S.A., COP 5 billion from EPSA and 10 billion from other companies).

Revenues aggregated in the communication, rent and others totaled COP 71 billion in 1Q12, which is 8% higher as compared to 4Q11 and 45% higher as compared to 1Q11. This line includes revenues from commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contracts have increased.

In 4Q11, COP 46 billion was registered as insurance income generated by Asesuisa during the year 2011. In 1Q12, this type of income only registered COP 12 billion corresponding to income generated during the quarter, which explains a COP 34 billion decrease.

Finally, a decrease is identified in the line of gains on sales of investments. This is basically explained by the COP 139 billion income registered in 4Q11 on the sale of the pension fund company AFP Crecer in El Salvador, and there was no similar event during 1Q12.

8

1Q12

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans before charge-offs) was COP 407 billion in 1Q12. The vintages of consumer loans originated in 2010 and 2011 have some deterioration, which however, does not represent a threat to the balance sheet´s strength, since the provisions performed in 2010 and 2011 cover all those potential deteriorations. The largest part of the 1Q12 loan portfolio weakening occurred in the consumer loans and SMEs loans segments. These deteriorations had been previously calculated and are the result of the growth strategy implemented by the bank since beginnings of 2010.

Past due loans (those overdue more than 30 days) totaled COP 1,641 billion at the end of 1Q12, which represents 2.7% of total gross loans. The PDL ratio increased from 2.2% in 4Q11 and decreased from 2.9% at the end of 1Q11. Loan charge-offs totaled COP 107 billion in 1Q12.

Provision charges (net of recoveries) totaled COP 198 billion in 1Q12. The lower provision charges in 1Q12 are explained by additional provisions originated in 4Q11, which were not originated in 1Q12.

Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,880 billion, or 4.7% of total loans at the end of 1Q12, increasing with respect to the 4.6% presented at the end of 4Q11, and decreasing with respect to the 5.0% at the end of 1Q11. Additionally, coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 175% at the end of 1Q12. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 123% at the end of 1Q12, increasing with respect to to the 114% in 1Q11 and to the 120% in 4Q11.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
(COP millions)	Mar-11	Dec-11	Mar-12	1Q12/4Q11	1Q12/1Q11
Total performing past due loans (1)	547,623	410,152	648,827	58.19%	18.48%
Total non-performing past due loans	913,660	930,540	992,504	6.66%	8.63%
Total past due loans	1,461,283	1,340,692	1,641,331	22.42%	12.32%
Allowance for loans interest losses	2,554,954	2,812,582	2,880,179	2.40%	12.73%
Past due loans to total loans	2.88%	2.18%	2.70%
Non-performing loans as a percentage of total loans	1.80%	1.52%	1.63%
“C”, “D” and “E” loans as a percentage of total loans	4.41%	3.82%	3.84%
Allowances to past due loans (2)	174.84%	209.79%	175.48%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	114.12%	119.83%	123.26%
Allowance for loan losses as a percentage of non-performing loans (2)	279.64%	302.25%	290.19%
Allowance for loan losses as a percentage of total loans	5.03%	4.58%	4.74%
Percentage of performing loans to total loans	98.20%	98.48%	98.37%

(1)       "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)       Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

9

1Q12

PDL Per Category (30 days)
	% Of loan Portfolio	1Q11	4Q11	1Q12
Commercial loans	60.65%	2.0%	1.36%	1.7%
Consumer loans	18.53%	3.6%	3.25%	4.0%
Microcredit	0.52%	9.4%	8.62%	10.2%
Mortgage loans	8.17%	8.0%	6.55%	7.1%
Finance lease	12.13%	2.9%	1.74%	2.3%
PDL TOTAL	100.00%	2.88%	2.18%	2.70%

PDL Per Category (90 days)
	% Of loan Portfolio	1Q11	4Q11	1Q12
Commercial loans	60.65%	1.4%	0.96%	1.1%
Consumer loans	18.53%	1.5%	1.61%	1.7%
Microcredit	0.52%	5.5%	4.98%	6.2%
Mortgage loans	8.17%	3.8%	3.02%	2.9%
Finance lease	12.13%	1.5%	1.19%	1.1%
TOTAL LOAN PORTFOLIO	100.00%	1.7%	1.28%	1.36%

LOANS AND FINANCIAL LEASES CLASSIFICATION	Mar-11		Dec-11		Mar-12
( COP millions)
¨A¨ Normal	47,162,691	92.9%	57,095,160	93.0%	56,345,911	92.7%
¨B¨ Subnormal	1,392,012	2.7%	1,946,067	3.2%	2,093,981	3.5%
¨C¨ Deficient	733,349	1.4%	913,893	1.4%	936,521	1.5%
¨D¨ Doubtful recovery	952,355	1.9%	848,682	1.4%	799,171	1.3%
¨E¨ Unrecoverable	553,064	1.1%	584,626	1.0%	601,024	1.0%
Total	50,793,471	100%	61,388,428	100%	60,776,608	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	4.4%		3.8%		3.8%

2.5.	Operating Expenses

During 1Q12, operating expenses totaled COP 963 billion, increasing 7% with respect to 4Q11 and 14% compared to 1Q11.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 392 billion in 1Q12, increasing 1% as compared to 4Q11 and 13% as compared to 1Q11. The increase in the last 12 months is explained by the bank´s higher number of employees and the 2012 wage increases.

During 1Q12, administrative and other expenses totaled COP 474 billion, increasing 13% compared to 4Q11, and 11% compared to 1Q11. This variation during the quarter is mainly explained by higher expenses for advisory fees, as well as higher taxes (other than income tax)

Depreciation expenses totaled COP 70 billion in 1Q12, increasing 7% as compared to 4Q11 and 40% compared to 1Q11. The increase in this type of expense is in line with the operating leasing from Leasing Bancolombia.

At the end of 1Q12 Bancolombia had 24,425 employees and 952 branches.

10

1Q12

3.	BANCOLOMBIA Company Description (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, and insurance, among others.

Contact Information

Bancolombia’s investor Relations

Phone (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / David Olano (Analyst)

Website: http://www.grupobancolombia.com/investorrelations/

11

1Q12

BALANCE SHEET
(COP million)	Mar-11	Dec-11	Mar-12	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	4,066,446	6,818,307	6,552,446	-3.90%	61.13%	7.78%
Overnight funds sold	492,017	910,690	1,420,166	55.94%	188.64%	1.69%
Total cash and equivalents	4,558,463	7,728,997	7,972,612	3.15%	74.90%	9.46%
Debt securities	10,287,179	9,201,210	7,881,941	-14.34%	-23.38%	9.36%
Trading	4,537,984	3,706,039	2,452,717	-33.82%	-45.95%	2.91%
Available for Sale	2,070,826	1,759,483	1,673,586	-4.88%	-19.18%	1.99%
Held to Maturity	3,678,369	3,735,688	3,755,638	0.53%	2.10%	4.46%
Equity securities	626,469	838,973	865,667	3.18%	38.18%	1.03%
Trading	291,007	305,764	327,741	7.19%	12.62%	0.39%
Available for Sale	335,462	533,209	537,926	0.88%	60.35%	0.64%
Market value allowance	-81,413	-81,992	-75,004	-8.52%	-7.87%	-0.09%
Net investment securities	10,832,235	9,958,191	8,672,604	-12.91%	-19.94%	10.30%
Commercial loans	32,165,219	38,212,997	36,861,141	-3.54%	14.60%	43.76%
Consumer loans	8,500,806	10,846,046	11,261,552	3.83%	32.48%	13.37%
Microcredit	256,040	316,906	317,485	0.18%	24.00%	0.38%
Mortgage loans	3,801,217	4,840,668	4,962,698	2.52%	30.56%	5.89%
Finance lease	6,070,189	7,171,811	7,373,733	2.82%	21.47%	8.75%
Allowance for loan losses	-2,554,954	-2,812,582	-2,880,179	2.40%	12.73%	-3.42%
Net total loans and financial leases	48,238,517	58,575,846	57,896,430	-1.16%	20.02%	68.73%
Accrued interest receivable on loans	394,345	482,833	531,956	10.17%	34.90%	0.63%
Allowance for accrued interest losses	-40,122	-43,644	-47,400	8.61%	18.14%	-0.06%
Net total interest accrued	354,223	439,189	484,556	10.33%	36.79%	0.58%
Customers' acceptances and derivatives	688,979	741,296	815,693	10.04%	18.39%	0.97%
Net accounts receivable	772,454	1,016,985	1,122,353	10.36%	45.30%	1.33%
Net premises and equipment	1,257,107	1,622,311	1,644,538	1.37%	30.82%	1.95%
Foreclosed assets, net	62,096	53,194	55,874	5.04%	-10.02%	0.07%
Prepaid expenses and deferred charges	797,605	785,456	797,656	1.55%	0.01%	0.95%
Goodwill	721,400	679,861	615,686	-9.44%	-14.65%	0.73%
Operating leases, net	1,036,262	1,380,057	1,552,251	12.48%	49.79%	1.84%
Other	1,098,212	1,697,648	1,792,123	5.57%	63.19%	2.13%
Reappraisal of assets	764,913	783,989	814,398	3.88%	6.47%	0.97%
Total assets	71,182,466	85,463,020	84,236,774	-1.43%	18.34%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	7,048,610	8,814,173	7,653,768	-13.17%	8.59%	9.09%	10.37%
Checking accounts	6,477,463	7,909,743	6,919,868	-12.51%	6.83%	8.21%	9.38%
Other	571,147	904,430	733,900	-18.85%	28.50%	0.87%	0.99%
Interest bearing	38,484,802	43,620,319	44,313,989	1.59%	15.15%	52.61%	60.04%
Checking accounts	2,679,961	2,384,151	2,373,830	-0.43%	-11.42%	2.82%	3.22%
Time deposits	16,147,318	17,973,117	19,401,674	7.95%	20.15%	23.03%	26.29%
Savings deposits	19,657,523	23,263,051	22,538,485	-3.11%	14.66%	26.76%	30.54%
Total deposits	45,533,412	52,434,492	51,967,757	-0.89%	14.13%	61.69%	70.41%
Overnight funds	2,439,788	1,954,552	855,725	-56.22%	-64.93%	1.02%	1.16%
Bank acceptances outstanding	497,036	513,975	551,720	7.34%	11.00%	0.65%	0.75%
Interbank borrowings	2,406,648	4,130,915	3,014,022	-27.04%	25.24%	3.58%	4.08%
Borrowings from domestic development banks	2,515,081	3,328,011	3,058,511	-8.10%	21.61%	3.63%	4.14%
Accounts payable	1,997,473	2,173,253	2,568,827	18.20%	28.60%	3.05%	3.48%
Accrued interest payable	293,000	397,412	402,116	1.18%	37.24%	0.48%	0.54%
Other liabilities	588,612	874,330	792,124	-9.40%	34.57%	0.94%	1.07%
Bonds	6,444,127	10,308,983	9,789,091	-5.04%	51.91%	11.62%	13.26%
Accrued expenses	690,078	280,282	740,623	164.24%	7.32%	0.88%	1.00%
Minority interest in consolidated subsidiaries	63,114	73,456	64,590	-12.07%	2.34%	0.08%	0.09%
Total liabilities	63,468,369	76,469,661	73,805,106	-3.48%	16.29%	87.62%	100.00%
SHAREHOLDERS' EQUITY						0.00%
Subscribed and paid in capital	393,914	393,914	425,914	8.12%	8.12%	0.51%
Retained earnings	6,275,794	7,639,808	9,004,852	17.87%	43.49%	10.69%
Appropiated	5,925,711	5,975,914	8,559,282	43.23%	44.44%	10.16%
Unappropiated	350,083	1,663,894	445,570	-73.22%	27.28%	0.53%
Reappraisal and others	1,037,726	947,790	983,838	3.80%	-5.19%	1.17%
Gross unrealized gain or loss on debt securities	6,663	11,847	17,064	44.04%	156.10%	0.02%
Total shareholder's equity	7,714,097	8,993,359	10,431,668	15.99%	35.23%	12.38%

12

1Q12

INCOME STATEMENT				Growth
(COP million)	1Q11	4Q11	1Q12	1Q12/4Q11	1Q12/1Q11
Interest income and expenses
Interest on loans	1,019,606	1,339,611	1,412,218	5.42%	38.51%
Interest on investment securities	132,611	120,278	172,263	43.22%	29.90%
Overnight funds	4,902	6,575	5,978	-9.08%	21.95%
Leasing	144,486	180,685	194,877	7.85%	34.88%
Total interest income	1,301,605	1,647,149	1,785,336	8.39%	37.16%
Interest expense	-	-	-
Checking accounts	8,678	11,248	6,441	-42.74%	-25.78%
Time deposits	146,302	199,273	227,012	13.92%	55.17%
Savings deposits	90,273	148,177	162,981	9.99%	80.54%
Total interest on deposits	245,253	358,698	396,434	10.52%	61.64%
Interbank borrowings	6,937	21,900	17,573	-19.76%	153.32%
Borrowings from domestic development banks	32,564	45,689	54,125	18.46%	66.21%
Overnight funds	18,108	27,682	16,245	-41.32%	-10.29%
Bonds	104,852	172,883	169,150	-2.16%	61.32%
Total interest expense	407,714	626,852	653,527	4.26%	60.29%
Net interest income	893,891	1,020,297	1,131,809	10.93%	26.62%
Provision for loan and accrued interest losses, net	(136,741)	(353,970)	(229,485)	-35.17%	67.82%
Recovery of charged-off loans	55,573	57,586	41,662	-27.65%	-25.03%
Provision for foreclosed assets and other assets	(17,648)	(46,467)	(31,153)	-32.96%	76.52%
Recovery of provisions for foreclosed assets and other assets	19,124	14,443	20,821	44.16%	8.87%
Total net provisions	(79,692)	(328,408)	(198,155)	-39.66%	148.65%
Net interest income after provision for loans	-	-	-
and accrued interest losses	814,199	691,889	933,654	34.94%	14.67%
Commissions from banking services and other services	86,474	103,001	103,004	0.00%	19.12%
Electronic services and ATM fees	13,080	18,689	17,410	-6.84%	33.10%
Branch network services	28,892	34,356	30,093	-12.41%	4.16%
Payment fees	53,199	60,141	59,519	-1.03%	11.88%
Credit card merchant fees	2,767	4,024	1,293	-67.87%	-53.27%
Credit and debit card annual fees	147,767	169,428	157,411	-7.09%	6.53%
Checking fees	17,969	18,675	18,524	-0.81%	3.09%
Fiduciary activities	46,179	46,283	51,020	10.23%	10.48%
Pension plan administration	-	-	-	0.00%	0.00%
Brokerage fees	10,901	34,104	17,708	-48.08%	62.44%
Check remittance	4,444	5,431	5,406	-0.46%	21.65%
International operations	16,729	20,188	15,122	-25.09%	-9.61%
Fees and other service income	428,401	514,320	476,510	-7.35%	11.23%
Fees and other service expenses	(43,300)	(47,326)	(53,546)	13.14%	23.66%
Total fees and income from services, net	385,101	466,994	422,964	-9.43%	9.83%
Other operating income	-	-	-
Net foreign exchange gains	21,108	61,695	(15,793)	-125.60%	-174.82%
Derivatives Financial Contracts	(114)	(13,990)	45,358	424.22%	39887.72%
Gains(loss) on sales of investments on equity securities	(440)	139,049	(289)	-100.21%	-34.32%
Securitization income	8,851	15,358	13,235	-13.82%	49.53%
Dividend income	8,047	908	40,681	4380.29%	405.54%
Revenues from commercial subsidiaries	25,000	26,623	32,100	20.57%	28.40%
Insurance income	-	45,690	12,018	-73.70%	0.00%
Communication, postage, rent and others	49,015	66,224	71,237	7.57%	45.34%
Total other operating income	111,467	341,557	198,547	-41.87%	78.12%
Total income	1,310,767	1,500,440	1,555,165	3.65%	18.65%
Operating expenses	-	-	-
Salaries and employee benefits	305,430	343,624	346,913	0.96%	13.58%
Bonus plan payments	31,258	40,292	40,395	0.26%	29.23%
Compensation	8,888	4,782	4,491	-6.09%	-49.47%
Administrative and other expenses	425,306	420,984	473,829	12.55%	11.41%
Deposit insurance net	20,990	24,704	26,140	5.81%	24.54%
Donation expenses	1,412	4,032	780	-80.65%	-44.76%
Depreciation	49,965	65,276	69,979	7.20%	40.06%
Total operating expenses	843,249	903,694	962,527	6.51%	14.15%
Net operating income	467,518	596,746	592,638	-0.69%	26.76%
Goodwill amortization (1)	12,757	15,026	11,819	-21.34%	-7.35%
Non-operating income (expense)	-	-	-	0.00%	0.00%
Other income	39,818	78,261	36,954	-52.78%	-7.19%
Minority interest	(3,110)	(3,132)	(1,004)	-67.94%	-67.72%
Other expense	(22,257)	(19,653)	(22,557)	14.78%	1.35%
Total non-operating income	14,451	55,476	13,393	-75.86%	-7.32%
Income before income taxes	469,212	637,196	594,212	-6.75%	26.64%
Income tax expense	(119,129)	(133,354)	(148,642)	11.46%	24.77%
Net income	350,083	503,842	445,570	-11.57%	27.28%

13